FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of September, 2004

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ---------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No  X
    ---       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------------------



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Materials Contained in this Report:

1. English translation of a Notice of Repurchase of Shares through N-NET Closing Price Orders on Nagoya Stock Exchange, as filed with the Tokyo Stock Exchange on September 1, 2004.

2. English excerpt translation of a Report on Number of Listed Shares with Stock Acquisition Rights, as filed with the Tokyo Stock Exchange on September 17, 2004.

3. English excerpt translation of a Report on Number of Listed Shares with Subscription Warrant, as filed with the Tokyo Stock Exchange on September 17, 2004.

4. English excerpt translation of sixteen Amendment Reports of Bulk Holding that were filed with the Director of the Tokai Local Finance Bureau by the registrant on September 6, 2004.



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          Toyota Motor Corporation



                                          By:    /s/  Yuji Maki
                                             --------------------------
                                             Name:  Yuji Maki
                                             Title: General Manager of Financial
                                                    Reporting Department,
                                                    Accounting Division



Date:  September 30, 2004